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                          December 28, 2023

       Claudio Ferri
       Co-Chief Executive Officer
       Kisses From Italy Inc.
       80 SW 8th ST.
       Suite 2000
       Miami, Florida 33130

                                                        Re: Kisses From Italy
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 21,
2023
                                                            File No. 333-276197

       Dear Claudio Ferri:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cara
Wirth at 202-551-7127 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Eleanor Osmanoff